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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 _____ AND ENDING 12/31/2018 _____

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M1 Finance LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

213 W Institute Pl Ste 301

             (No. and Street)

Chicago	IL	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

         (Name – *if individual, state last, first, middle name*)

10 S Riverside Plaza	Chicago	IL	60610
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nicholas Dalmaso _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
M1 Finance LLC _____ , as
of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

CCO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M1 Finance LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MI Finance LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MI Finance LLC as of December 31, 2018 and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MI Finance LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MI Finance LLC's management. Our responsibility is to express an opinion on MI Finance LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MI Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of MI Finance LLC's financial statements. The supplemental information is the responsibility of MI Finance LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as MI Finance LLC's auditor since 2017.
Chicago, Illinois
February 20, 2019

M1 Finance LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	26,651
Investment in securities, at fair market value		377,625
Accounts receivable		48,819
Due from broker dealer clearing organization		27,795
Total assets	$	480,890

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Debt margin	$	63,898
Total liabilities		63,898

Member's equity

Total member's equity		416,992
Total liabilities and member's equity	$	480,890

The accompanying notes to the financial statements are an integral part of this statement.

M1 Finance LLC
Statement of Operations
For the Year Ended December 31, 2018

REVENUE

Total Broker Dealer Revenue	$ 68,051
Total Account Fees Revenue	164,840
Interest Income	215,897
Total Revenue	$ 416,788

EXPENSES

Broker Dealer Fees	$ 308,295
Legal & Professional Fees	44,772
Regulatory Fees	26,534
User Credits	269,908
Interest Expense	66,456
Account Fees	171,208
Other Fees	212

Total Expenses	887,385
Net Operating Loss	(470,597)
Total Other Loss	(133,694)
Net Loss	$(604,291)

The accompanying notes to the financial statements are an integral part of this statement.

	Member's Capital	Retained Earnings	Total Member's Equity
Balance, December 31, 2017	$687,810	$(386,527)	$301,283
Contributions	720,000	-	720,000
Net Loss	-	(604,291)	(604,291)
Balance, December 31, 2018	$1,407,810	$(990,818)	$416,992

The accompanying notes to the financial statements are an integral part of this statement.

M1 Finance LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss $(604,291)
Adjustments to reconcile net loss to net cash used in operating activities:
    Accounts receivable   (47,635)
    Accounts payable   18,442
    Investment in securities, at fair market value   11,128
    Debt margin   (37,711)
    Uncategorized asset   (78,842)

    Total Adjustments to reconcile net loss to net cash used in operating
activities: (134,618)
Net cash used in operating activities   (738,909)

CASH FLOWS FROM FINANCING ACTIVITIES
    Contributions from member   720,000
Net cash provided by financing activities   720,000
Net decrease in cash and cash equivalents   (18,665)
Cash and cash equivalents, beginning of year   45,560
Cash and cash equivalents, end of year $26,651

The accompanying notes to the financial statements are an integral part of this statement.

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

M1 Finance LLC (the Firm) is a Delaware Limited Liability Company registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA) . The Firm is a wholly owned subsidiary of M1 Holdings Inc. (the "Parent") . The first capital contribution was made in October 2015, from its sole member. The Firm maintains an online platform to automatically and intelligently build long-term savings and manage wealth through investments in NYSE and NASDAQ securities for free.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. The Firm may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Firm has not experienced losses on these accounts, and management believes that the Firm is not exposed to significant risks on such accounts. The Firm also maintains three brokerage accounts with clearing broker Apex Clearing Corporation.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

Note 1 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. The adoption of FASB Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue including broker dealer revenue, account fees revenue, and interest income. As a result, the Company did not record any cumulative effect adjustment to opening equity.

Broker Dealer Revenue - The Company has entered into an agreement with clearing broker, APEX Clearing Corporation ("APEX"), to clear customer transactions. Under the agreement, the Company receives order flow revenue on transactions executed by APEX for the Company's customers. Order flow revenue is recognized on the trade date as all performance obligations have been satisfied and the control and benefit of the security has been transferred at that point in time.

Account Fees Revenue – The Company charges its customers various account fees for transactions such as account closures, ACH returns, IRA terminations, and wire transfers. Account fees revenue is recognized on the transaction date as all performance obligations have been satisfied and the control and benefit of the transaction has been transferred at that point in time.

The scope of Topic 606 does not apply to revenue associated with financial instruments, and as a result, does not have an impact on the recognition of interest income or investment returns. Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash and margin balances is recognized as earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Investments in Securities

The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional share account for limited principal trading. Securities transactions are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are classified as trading securities and valued at fair value.

Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under Financial Accounting Standards Board's Accounting Codification, Section 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2018, the Firm did not have any Level 2 or Level 3 inputs.

At December 31, 2018, investments in securities of $377,625 consisted of equity securities and are classified as Level 1 securities.

Note 3 – Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2018, Apex Clearing Corporation was the only counterparty that the Firm engaged in brokerage activities.

Note 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $100,000 at December 31, 2018, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2018, the Firm had net capital of $328,173, which was $228,173 in excess of its required net capital of $100,000. The Firm's ratio of aggregated indebtedness to net capital was .35 to 1 at December 31, 2018.

Note 5 - Related Parties

The Firm has an expense agreement with its Parent whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs and expenses. The Parent has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Parent, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm get funded by the Parent, yet these costs are recorded on the Statement of Operations of the Firm along with a related payable to Parent. At December 31, 2018, the Firm had no outstanding receivables from or payables to the Parent.

Note 6 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm and no contingencies regarding litigation or arbitration. The Firm is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2018 and through the date of this report there were no such claims.

Note 7 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through an account with Apex Clearing Corporation.

Note 8—Subsequent Events

The Firm's management has evaluated subsequent events through February 20, 2019, the date the financial statements were issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

COMPUTATION OF NET CAPITAL 2018

Total member's equity qualified for net capital	$	416,992
NET CAPITAL BEFORE HAIRCUTS		416,992
Less haircuts on securities:		
Equities		56,643
Undue concentrations		32,176
Total haircuts on securities	$	88,819
NET CAPITAL	$	328,173
Minimum net capital requirement (6 2/3% of AI)		7,663
Minimum dollar net capital requirement		100,000
EXCESS NET CAPITAL	$	228,173

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness – accounts payable and debt margin	$	114,945
Ratio of aggregate indebtedness to net capital		0.35 to 1

There were no material differences between this computation required pursuant to rule 15c3-1 and the corresponding prepared by the Firm and included in the Firm Unaudited Form X-17a_5 Part IIA filing as of December 31, 2018.

M1 Finance LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Firm is exempt from Rule 15c3-3 under paragraph (k) (2) (ii) . The Firm clears all transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation, or other qualified investment company, and promptly transmits all customer funds and securities, to Apex Clearing Corporation, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

M1 Finance LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k) (2) (ii) . The Firm clears all transactions for customers on a fully disclosed basis with Apex Clearing Corporation, or other qualified investment company, and promptly transmits all customer funds and securities to Apex Clearing Corporation, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or
dealer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MI Finance LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MI Finance LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MI Finance LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MI Finance LLC stated that MI Finance LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MI Finance LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MI Finance LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 20, 2019

M1 Finance LLC

213 W. Institute Place, Suite 301

Chicago, Illinois 60610

M1 Finance LLC's Exemption Report

Required by Rule 17A-5 of the Securities and Exchange Commission

M1 Finance LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. Sec. 240.15c3-3 under the following provisions of 17 C.F.R. Sec. 240.15c3-3(k)(2)(ii).
2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

M1 Finance LLC

I, Nicholas Dalmaso, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By:

Nicholas Dalmaso, CCO

2/20/19